UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

HERITAGE COMMERCE CORP

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

426927109

(CUSIP Number)

Castle Creek Capital Partners IV, LP

6051 El Tordo

Rancho Santa Fe, CA 92067

858-756-8300

Copy to:

John M. Eggemeyer

c/o Castle Creek Capital

6051 El Tordo

P.O. Box 1329

Rancho Santa Fe, CA 92067

858-756-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 17, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1 (e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 426927109		SCHEDULE 13D

1	Name of Reporting Persons Castle Creek Capital Partners IV, LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 863,225 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 863,225 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 863,225 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 2.3% (2)

14	Type of Reporting Person (See Instructions) PN (Limited Partnership)

(1)                                 The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)                                 This calculation is based on 37,926,537 shares of common stock, no par value (“Common Stock”), of Heritage Commerce Corp (the “Company”) outstanding as of October 27, 2016, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016.

CUSIP No. 426927109		SCHEDULE 13D

1	Name of Reporting Persons Castle Creek Capital IV LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 863,225 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 863,225 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 863,225 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 2.3% (2)

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company), HC (Control Person)

(1)                                 The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)                                 This calculation is based on 37,926,537 shares of Common Stock of the Company outstanding as of October 27, 2016, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016.

CUSIP No. 426927109		SCHEDULE 13D

1	Name of Reporting Persons John M. Eggemeyer

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 878,294 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 878,294 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 878,294 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 2.3% (2)

14	Type of Reporting Person (See Instructions) IN (Individual), HC (Control Person)

(1)                                 The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)                                 This calculation is based on 37,926,537 shares of Common Stock of the Company outstanding as of October 27, 2016, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016.

CUSIP No. 426927109		SCHEDULE 13D

1	Name of Reporting Persons J. Mikesell Thomas

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 878,294 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 878,294 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 878,294 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 2.3% (2)

14	Type of Reporting Person (See Instructions) IN (Individual), HC (Control Person)

(1)                                 The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)                                 This calculation is based on 37,926,537 shares of Common Stock of the Company outstanding as of October 27, 2016, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016.

CUSIP No. 426927109		SCHEDULE 13D

1	Name of Reporting Persons Mark G. Merlo

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 878,294 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 878,294 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 878,294 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 2.3% (2)

14	Type of Reporting Person (See Instructions) IN (Individual), HC (Control Person)

(1)                                 The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)                                 This calculation is based on 37,926,537 shares of Common Stock of the Company outstanding as of October 27, 2016, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016.

CUSIP No. 426927109		SCHEDULE 13D

1	Name of Reporting Persons John T. Pietrzak

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 878,294 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 878,294 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 878,294 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 2.3% (2)

14	Type of Reporting Person (See Instructions) IN (Individual), HC (Control Person)

(1)                                 The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)                                 This calculation is based on 37,926,537 shares of Common Stock of the Company outstanding as of October 27, 2016, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016.

CUSIP No. 426927109	SCHEDULE 13D

Item 1.                                                         Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Amendment No.1”) amends and supplements the Schedule 13D filed on September 13, 2016 (as amended, the “Schedule 13D”) with the Securities and Exchange Commission (the “SEC”), relating to the common stock, no par value (“Common Stock”), of Heritage Commerce Corp (the “Company”).  The address of the principal executive office of the Company is 150 Almaden Boulevard, San Jose, California 95113.

This Amendment No.1 is being filed to report the transactions described in Item 4.  Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged.

Item 4.                                                         Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, by the following:

On November 17, 2016, Castle Creek Capital Partners IV, LP (“Fund IV”) sold 1,786,744 shares of Common Stock at a weighted average price per share of $11.7585 (in multiple transactions ranging from $11.7501 to $12.2800, inclusive) (the “November 17 Sale”).  On November 18, 2016, Fund IV sold an additional 1,050,000 shares of Common Stock at a weighted average price per share of $11.7691 (in multiple transactions ranging from $11.7500 to $12.2200, inclusive) (the “November 18 Sale”).   The November 17 Sale and the November 18 Sale were completed through open market, broker-assisted transactions.

Fund IV also engaged in the following open market, broker-assisted transactions prior to the November 17 Sale and the November 18 Sale: (i) 49,962 shares of Common Stock sold on November 16, 2016 at a weighted average price per share of $12.005 (in multiple transactions ranging from $11.9600 to $12.0500, inclusive); (ii) 994 shares of Common Stock sold on November 14, 2016 at $12.30 per share; and (iii) 12,300 shares of Common Stock sold on November 11, 2016 at a weighted average price per share of $12.3348 (in multiple transactions ranging from $12.3000 to $12.3500, inclusive).

Fund IV entered into the transactions described above in the ordinary course of business because of its belief that such transactions were in Fund IV’s best interests in accordance with its investment strategy, market conditions and other relevant factors.

Other than as described in this Item 4, each of the Reporting Persons has no present plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D. However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (i) its business and liquidity objectives; (ii) the Company’s financial condition, business, operations, competitive position, prospects and/or share price; (iii) industry, economic and/or securities markets conditions; (iv) alternative investment opportunities; and (v) other relevant factors.

Item 5.                                                         Interest in Securities of the Issuer

Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, by replacing the text in paragraphs (a), (b), (c) and (e) of Item 5 of the Schedule 13D with the following:

(a) and (b)

Reporting Person	Amount Beneficially Owned	Percent of Class (3)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or Direct the Disposition
Castle Creek Capital Partners IV, LP	863,225	2.3%	0	863,225	0	863,225
Castle Creek Capital IV LLC (1)	863,225	2.3%	0	863,225	0	863,225
John M. Eggemeyer (1) (2)	878,294	2.3%	0	878,294	0	878,294
J. Mikesell Thomas (1) (2)	878,294	2.3%	0	878,294	0	878,294
Mark G. Merlo (1) (2)	878,294	2.3%	0	878,294	0	878,294
John T. Pietrzak (1) (2)	878,294	2.3%	0	878,294	0	878,294

(1)         Each of CCC IV, Mr. Eggemeyer, Mr. Thomas, Mr. Merlo and Mr. Pietrzak disclaims beneficial ownership of the Common Stock owned by Fund IV (and Advisors IV, as explained below), except to the extent of its or his pecuniary interest therein.

(2)    This includes 442 shares of vested restricted stock and excludes 3,260 shares of unvested restricted stock (collectively, the “Restricted Stock”) owned by Castle Creek Advisors IV LLC (“Advisors IV”), an affiliate of Fund IV that provides management services to Fund IV pursuant to a management agreement.  This also includes the options to purchase 14,627 shares of Common Stock owned by Advisors IV (the “Options”)—of which 14,299 Options are currently vested and an additional 328 Options will vest within 60 days—and excludes 1,373 Options that will remain unvested as of 60 days after the date hereof.  The Restricted Stock and the Options were awarded to Advisors IV on behalf of Mr. Eggemeyer as compensation for his services as a director of the Company.  Each of Mr. Eggemeyer, Mr. Thomas, Mr. Merlo and Mr. Pietrzak is a managing principal of Advisors IV.

(3)         This calculation is based on 37,926,537 shares of Common Stock of the Company outstanding as of October 27, 2016, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016.

CUSIP No. 426927109	SCHEDULE 13D

(c)

Fund IV has completed the following open market, broker-assisted transactions with respect to the Common Stock during the last 60 days: (i) 1,050,000 shares of Common Stock sold on November 18, 2016 at a weighted average price per share of $11.7691 (in multiple transactions ranging from $11.7500 to $12.2200, inclusive); (ii) 1,786,744 shares of Common Stock sold on November 17, 2016 at a weighted average price per share of $11.7585 (in multiple transactions ranging from $11.7501 to $12.2800, inclusive); (iii) 49,962 shares of Common Stock sold on November 16, 2016 at a weighted average price per share of $12.005 (in multiple transactions ranging from $11.9600 to $12.0500, inclusive); (iv) 994 shares of Common Stock sold on November 14, 2016 at $12.30 per share; and (v) 12,300 shares of Common Stock sold on November 11, 2016 at a weighted average price per share of $12.3348 (in multiple transactions ranging from $12.3000 to $12.3500, inclusive).

(e)

As of November 18, 2016, the Reporting Persons ceased to be beneficial owners of more than five percent of the Company’s Common Stock.

Item 7.                                                         Material to Be Filed as Exhibits

Exhibit	Description
Exhibit 1

Joint Filing Agreement, dated as of September 13, 2016, by and among Castle Creek Capital Partners IV, LP, Castle Creek Capital IV LLC, John M. Eggemeyer, J. Mikesell Thomas, Mark G. Merlo, and John T. Pietrzak (incorporated by reference to Exhibit 1 to the Schedule 13D filed by Castle Creek Capital Partners IV, LP on September 13, 2016).

CUSIP No. 426927109	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2016

CASTLE CREEK CAPITAL PARTNERS IV, LP

By:	/s/ John M. Eggemeyer
Name:	John M. Eggemeyer
Title:	Managing Principal

CASTLE CREEK CAPITAL IV LLC

By:	/s/ John M. Eggemeyer
Name:	John M. Eggemeyer
Title:	Managing Principal

JOHN M. EGGEMEYER

By:	/s/ John M. Eggemeyer
Name:	John M. Eggemeyer

J. MIKESELL THOMAS

By:	/s/ J. Mikesell Thomas
Name:	J. Mikesell Thomas

MARK G. MERLO

By:	/s/ Mark G. Merlo
Name:	Mark G. Merlo

JOHN T. PIETRZAK

By:	/s/ John T. Pietrzak
Name:	John T. Pietrzak

SIGNATURE PAGE TO AMENDMENT NO. 1 TO SCHEDULE 13D (HERITAGE COMMERCE CORP)